SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR JAN TRAFFIC GROWS 25% TO 7.5M CUSTOMERS

LOAD FACTOR RISES 5% POINTS TO 88%

ANNUAL TRAFFIC GROWS 17% TO 102.9M CUSTOMERS

Ryanair, Europe's favourite airline, today (4 Feb) released January traffic statistics as follows:

• Traffic grew 25% to 7.5m customers.

• Load factor rose 5% points to 88%.

• Rolling annual traffic to Jan grew 17% to 102.9m customers.

	Jan 15	Jan 16	Change
Customers	5.98M	7.48M	+25%
Load Factor	83%	88%	+5%

Ryanair's Kenny Jacobs said:

"Ryanair's January traffic grew by 25% to 7.5m customers, while our load factor jumped 5% points to 88%, thanks to Ryanair offering lower fares as part of our load factor active/yield passive policy.

 These record monthly numbers and load factors are also due to the continuing success of our "Always Getting Better" customer experience programme, which continues to deliver stronger than expected forward bookings, traffic and load factors."

ENDS

For further information
please contact:
Robin Kiely                                 Joe Carmody
                                                Ryanair Ltd                                 Edelman Ireland
                                                Tel: +353-1-9451949               Tel: +353-1-6789333
                                press@ryanair.com                  ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 February, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary